Capstone Holding Corp.

5141 W. 122nd Street

Alsip, IL 60803

February 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Amy Geddes, Doug Jones, Jenna Hough and Dietrich King

Re:	Capstone Holding Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 6, 2025

File No. 333-284105

Ladies and Gentlemen:

In a telephone conversation on February 10, 2025 among Ms. Hough, Mr. Jones, and our counsel, you (the “Staff”) provided Capstone Holding Corp. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s Amendment No. 2 to the registration statement on Form S-1 submitted on February 6, 2025. We are in receipt of your comments and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Form S-1 Filed February 6, 2025

Description of Capital Stock, page 66

Series B Preferred Stock, page 67

1. Explain how you determined the purchase price of the shares of Series B Preferred Stock and whether such purchase price equals the estimated fair value of the Series B Preferred Stock. If the purchase price does not equal the estimated fair value of the Series B Preferred Stock, please explain the accounting treatment of the issuance of the shares at less than estimated fair value.

Response: We engaged Loop Capital Financial Consulting Services LLC (“Loop Capital”) in November 2024 to perform a fair value assessment of the Company’s Series B Preferred Stock (the “Series B”). Loop Capital is a leading full-service investment bank, brokerage, and advisory firm headquartered in Chicago, Illinois. Loop Capital’s valuation and fairness opinion practice specializes in complex securities, including preferred stock, convertible instruments, and structured financial products.

Loop Capital’s fair value assessment was performed in accordance with applicable financial reporting standards and regulatory guidelines. The objective of their assessment was to determine a reasonable and supportable fair value estimate for the Series B as of the valuation date. Their approach incorporated industry-standard valuation techniques with a particular emphasis on methodologies suitable for convertible and equity-linked securities. The assessment was conducted in compliance with ASC 820 (Fair Value Measurement) guidelines.

Valuation Methodology

Given the complex features of the Series B, Loop Capital’s assessment considered two primary valuation techniques:

1. Black-Scholes Option Pricing Model

The Black-Scholes model was used to estimate the value of the Series B. This method is widely recognized for valuing financial derivatives and options by incorporating key market variables, including:

●	Stock Price (S): Anticipated offering price of $4.00 per share for the Company’s common stock.

●	Exercise (Conversion) Price (K): Determined based on the Certificate of Designation’s conversion formula, with a hurdle rate of $40 per common stock share.

●	Time to Expiration (T): Minimum two-year holding period before conversion eligibility. Time used in the model ranged from 4 to 5 years.

●	Risk-Free Rate (r): Based on U.S. Treasury yields of corresponding duration which ranged from 4.21% to 4.25%.

●	Volatility (σ): Historical stock price volatility of comparable publicly traded firms which ranged from 40% to 43% for the purposes of the assessment.

2. Monte Carlo Simulation Analysis

Monte Carlo simulations were considered to model the nature of potential share price paths of the Company’s stock price and estimate the probability of achieving and exceeding the conversion trigger price of $40 per common stock share.

Key Findings and Conclusion

After applying the valuation methodologies, a discount was applied for lack of marketability attributed to the non-traded status of the Series B and the unregistered nature of the shares of common stock underlying the Series B, the two-year prohibition against conversion, and the time required to register such shares of common stock.

Based on the combined results of the valuation methodologies and the application of the discount, the fair value of the Series B was determined to be $0.0304549 per share. As a result, the purchase price of 985,063 shares of Series B is $30,000.

The accompanying addendum further discusses the valuation approach relative to the guidelines of ASC 820.

Thank you for your assistance in reviewing this response.

Very truly yours,

/s/ Matthew Lipman
Matthew Lipman
Chief Executive Officer

Addendum on Application of ASC - 820

Pursuant to ASC 820 – Fair Value Measurement, Loop Capital was engaged to conduct a fair value assessment of the Series B of the Company. Their assessment adheres to the fair value framework outlined by the Financial Accounting Standards Board (FASB) and complies with applicable disclosure requirements. The following outlines their approach to ensuring compliance with ASC 820.

1. Compliance with ASC 820 – Fair Value Definition

ASC 820 defines fair value as:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

To comply with ASC 820, the valuation reflects a market-based measurement, using inputs and assumptions that align with how market participants would evaluate the fair value of the Series B.

2. Selection of Valuation Methodologies

ASC 820 permits the use of market, income, or cost-based approaches to determine fair value. Given the lack of an active trading market for the Series B, the Market Approach was deemed inappropriate. Instead, Loop Capital employed the following methodologies under the Income Approach:

●	Black-Scholes Option Pricing Model and Monte Carlo Simulation – to estimate the theoretical value of the Series B given the Hurdle Share Price ($40 per share) required for conversion.

3. Fair Value Hierarchy Classification

ASC 820 establishes a three-level fair value hierarchy, prioritizing observable market data over unobservable inputs:

●	Level 1: Quoted prices in active markets for identical assets.

●	Level 2: Observable inputs other than quoted prices, such as market transactions for similar securities.

●	Level 3: Unobservable inputs, requiring the use of financial models and management assumptions.

Since the Series B is not publicly traded and contains complex features such as convertibility, marketability restrictions, and contingent conversion conditions, its valuation falls under Level 3, necessitating reliance on financial models and professional judgment.

Addendum Page 1

4. Key Inputs and Market Participant Assumptions

ASC 820 mandates the use of observable inputs when available and unobservable inputs when necessary. The valuation incorporated the following key assumptions:

Input	Category	Source
Stock Price (S)	Observable (Level 2)	Anticipated offering price of $4.00 per share for the Company’s common stock.
Exercise Price (K)	Partially Observable (Level 2/3)	Defined in the Certificate of Designation, with a hurdle rate of $40 per common stock share.
Time to Expiration (T)	Observable (Level 2)	Minimum two-year holding period before conversion eligibility, with a modeled estimate of 4 to 5 years.
Risk-Free Rate (r)	Observable (Level 1)	Based on U.S. Treasury yields (4.21% to 4.25%) for corresponding durations.
Stock Volatility (σ)	Unobservable (Level 3)	Historical stock price volatility of comparable publicly traded firms (40% to 43%).

In addition, a discount for lack of marketability (DLOM) was applied due to:

●	The unregistered nature of the underlying shares of common stock.

●	The two-year prohibition against conversion and the non-marketability of the Series B shares.

●	The estimated time required to register such shares of common stock.

5. Market Participant Considerations & Fair Value Determination

Under ASC 820, fair value must reflect the assumptions of market participants, not the specific intentions of the reporting entity. Given the features of the Series B, investors would evaluate its conversion potential, time constraints, and probability of conversion.

To reflect this, Loop Capital modeled:

●	Conversion Scenarios: Considering Black-Scholes Option Pricing Model and Monte Carlo simulations, Loop Capital projected future stock prices and the likelihood of achieving the $40 per share Hurdle Price.

●	Market Volatility: Examined historical volatility of comparable public companies over 2, 4, and 5 year time horizons.

●	Discount for Lack of Marketability (DLOM): To reflect liquidity constraints and registration delays, Loop Capital applied an appropriate marketability discount.

●	Fair Value Synthesis: The final valuation combines an assessment of conversion potential and marketability constraints.

Addendum Page 2

6. ASC 820 Disclosures & Compliance Summary

To ensure compliance with ASC 820, Loop Capital’s valuation methodology follows the measurement and disclosure requirements as outlined below:

ASC 820 Requirement	Loop Capital’s Approach
Fair Value Measurement Basis	Used market participant assumptions for preferred stock valuation.
Valuation Methodologies	Applied Black-Scholes Model and Monte Carlo Simulation to determine fair value.
Fair Value Hierarchy	Classified as Level 3 due to reliance on unobservable inputs.
Use of Observable Inputs	Incorporated stock price, Treasury rates, and credit spreads where available.
Use of Unobservable Inputs	Estimated volatility, time to conversion, and probability of conversion.
Marketability Discount	Applied to reflect stock registration and liquidity constraints.
Required Disclosures	Provided assumptions, valuation methodology, and sensitivity analysis.

Based on this assessment, the fair value of the Series B was determined to be $0.0304549 per share. As a result, the purchase price of 985,063 shares of Series B is $30,000.

The valuation reflects market-based inputs, fair value hierarchy guidelines, and risk-adjusted considerations.

Addendum Page 3